UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Item 1. Zim Corporation Announces Technology Acquisition Purchase	3

ITEM 1 - Zim Corporation Announces Technology Acquisition Purchase

Zim Corporation purchases all technology assets of Torch Technologies – enhances its database migration product and services offering.

Ottawa, Oct 27th, 2010 – Zim Corporation (OTCBB: ZIMCF), a provider of software products and services for the database and mobile markets, today announced its acquisition of the technology assets of Torch Technologies. Torch products are well known within Zim`s customer community for their Database Migration tools and have a product portfolio that allows enterprise clients to rapidly and cost effectively migrate and manage multiple database platforms.

Torch’s advanced portfolio of database migration and management products will strengthen and complement Zim`s enterprise database products. The combined product portfolio will result in a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable Zim applications and providing a simplified database management suite. The new product portfolio will strengthen Zim’s solution offering for existing and new clients. Deal terms of the acquisition were not disclosed.

“This acquisition is a strategic step in our overall enterprise database product portfolio plans” said Dr. Michael Cowpland, President and CEO of Zim Corporation, “We`ve been successfully working in partnership with Torch Technologies for over a year. Their unique technology offerings combined with Zim`s enterprise database products and our recently announced Gold Level partnership with Oracle are a natural fit and will provide a powerful solution to meet the growing needs of our enterprise clients. In addition, we’ll invest further R&D resources into Torch to expand the product suite and increase its capabilities.”

ABOUT Zim Corporation

ZIM is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. Certain of ZIM’s mobile products are also provided to the consumer market. For more information on ZIM and its customers, partners and products, visit: www.zim.biz.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to ZIM’s use of its cash from operations. All forward-looking statements made in this press release relating to expectations about future events or results are made as of, and are based upon information available to ZIM as of, the date hereof.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those described or implied by any forward-looking statements. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this news release. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this news release, other than as required by law. Please refer to ZIM’s filings with the SEC for additional information regarding risks and uncertainties. Copies of these filings are available through the SEC's website at www.sec.gov.

For more information:

investorrelations@zim.biz
ZIM Corporation